                               UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 9)*

                            RESPONSE ONCOLOGY, INC.
                                (Name of Issuer)

                        Common Stock $.01 Par Value (1)
                        (Title of Class of Securities)

                                   761232-107
                                 (CUSIP Number)

                 Lathrop M. Gates, 2345 Grand Blvd., Suite 2800,
                       Kansas City, MO 64108, (816) 292-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                     10/4/96
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box.

_________

Check the following box if a fee is being paid with this statement. _______ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                             (Page 1 of ___ pages)

____________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Seafield Capital Corporation
        43-1039532

(2)     Check the Appropriate Box                      (a) ____
          if a Member of a Group*                      (b) ____


(3)     SEC Use Only

(4)     Source of funds*
        WC

(5)     Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)            ____

(6)     Citizenship or Place of Organization
        Missouri

        Number of Shares                         (7)  Sole Voting Power
        Beneficially Owned                            6,709,361_1/
        by Each Reporting
        Person With                              (8)  Shared Voting Power
                                                      26,067

                                                 (9)  Sole Dispositive Power
                                                      6,709,361_1/

                                                (10)  Shared Dispositive Power
                                                      26,067

(11)    Aggregate Amount Beneficially Owned By Each Reporting Person
        6,735,428_1/

(12)    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                      __X__


_____________________

        1 Includes 1,678,571 shares which the Report Person could have had the right to acquire on the date hereof pursuant to that certain Adjustable Rate Convertible Note ("Convertible Note") described in Item 4 hereafter.







                                       2


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(13)    Percent of Class Represented by Amount in Row (11)
        63.7%_2/

(14)    Type of Reporting Person*
        CO

* See Instructions before Filling Out!







































________________________________

        2 Percentage would be 56.9% if shares which the Reporting Person has the right to acquire pursuant to the Convertible Note are excluded.




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Item 1.      Security and Issuer.

          This Amendment No. 9 ("Amendment No. 9") to Schedule 13D concerns the common stock, par value $.01 per share ("Common Stock") of Response Oncology, Inc. (formerly named Response Technologies, Inc.) ("Response"), whose principal executive offices are at 1775 Moriah Woods Boulevard, Memphis, Tennessee 38117. Amendment No. 9 amends an original report (the "Original Report") on Schedule 13D respecting a purchase of shares of Common Stock on October 31, 1990, as amended by Amendment No. 1 to Schedule 13D, dated August 2, 1991 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D, dated November 11, 1991 ("Amendment No. 2"), Amendment No. 3 to Schedule 13D, dated June 9, 1992 ("Amendment No. 3"), Amendment No. 4 to Schedule 13D dated, August 4, 1992 ("Amendment No. 4"), Amendment No. 5 to Schedule 13D, dated May 13, 1993 ("Amendment No. 5"), Amendment No. 6 to Schedule 13D, dated February 17, 1995 ("Amendment No. 6"), Amendment No. 7 to Schedule 13D, dated June 24, 1996 ("Amendment No. 7") and Amendment No. 8 to Schedule 13D, dated September 4, 1996 ("Amendment No. 8") (collectively, Amendments No.1, No. 2, No.3, No. 4, No. 5, No.6, No. 7 and No. 8 are sometimes referred to as the "Prior Amendments"). The Issuer is the same Issuer referred to in the Original Report and in the Prior Amendments; the current name of the Issuer reflects a change effective November 1995. The Common Stock is the same class of stock reported on in the Original Report and in the Prior Amendments; the par value of the common stock was changed in November 1995 as a result of a 1 for 5 reverse stock split.

Item 2.    Identity and Background.

           This report is filed by Seafield Capital Corporation ("Seafield") (formerly named BMA Corporation). Seafield is a Missouri corporation; the address of its principal executive office is 2600 Grand Boulevard, Suite 500, P.O. Box 410949, Kansas City, Missouri 64141. Seafield is a holding company engaged through its subsidiaries in various activities. Its principal interests are its 82% owned subsidiary, LabOne, Inc. (formerly named Home Office Reference Laboratory, Inc.), a provider of clinical, substance abuse and insurance laboratory  testing  services  whose  offices  are  located  at 10310  West 84th
Terrace, Lenexa, Kansas 66214, and its interest in Response. Through subsidiaries, Seafield also owns oil and gas, venture capital and real estate investments, as well as short-term and intermediate-term investment grade securities.

           Set forth in Schedule 1 hereto are the names, business addresses and principal occupations or employment of the executive officers and directors of Seafield. Each person listed on Schedule 1 is a United States citizen.

           During the past five years, neither Seafield nor to its knowledge, any of the persons identified in Schedule 1 has been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

           On October 4, 1996 Seafield entered into a Loan Agreement (the "Loan Agreement") with Response; pursuant to the Loan Agreement Response may borrow from Seafield up to $23.5 Million. At Seafield's option, amounts borrowed under the Loan Agreement and evidenced by that certain Adjustable Rate Convertible Note of Response, dated October 4, 1996 (the "Convertible Note") can be converted into shares of Response Common Stock (See Item 4 for a description of the terms pursuant to which such conversion can occur). On the date hereof Response's borrowings under the Loan Agreement aggregate $15,520,693. The balance of the available loan amount can be borrowed by Response from time-to-time through December 31, 1996. Seafield anticipates that all funds available under the Loan Agreement will be borrowed by Response. The funds used to make advances to Response under the Loan Agreement were part of, and the funds used to make future advances will come out of, Seafield's working capital.


Item 4.     Purpose of the Transaction.

         Seafield entered into the Loan Agreement with Response for the purpose of providing financing to enable Response to further its business strategy of acquiring assets of and managing the non-medical aspects of physicians or groups of physicians practicing in the fields of oncology and hematology. The indebtedness provided for in the Loan Agreement and evidenced by the Convertible Note matures August 31, 1998 or earlier in the event (i) Response receives proceeds from either a sale of its equity securities or an issuance of its senior subordinated indebtedness and (ii) if such proceeds are received after December 31, 1996, Seafield requests repayment. The Convertible Note bears interest until April 1, 1997 at the rate of 8% per annum; thereafter, until July 1, 1997, at the rate per annum of 10%; and after June 30, 1997 at the rate per annum of 12%. Pursuant to a Subordination Agreement dated as of October 4, 1996, Seafield has subordinated the indebtedness evidenced by the Convertible Note as to rights of payment, security, collection and collection in bankruptcy to obligations (up to $35 Million in principal amount) of Response to certain banks. The indebtedness evidenced by the Convertible Note may be prepaid in full by Response prior to April 1, 1997 without penalty or premium; thereafter, prepayment requires Seafield's consent.

         The outstanding principal amount of the indebtedness evidenced by the Convertible Note may be converted in whole or in part and from time to time, at the option of Seafield, into shares of Response Common Stock. The conversion price, which when divided into the principal of the Convertible Note to be converted determines the number of shares of Response Common Stock to be issued as a consequence of such conversion, is, until December 31, 1996, the market price of Response Common Stock on the last trading day before the day upon which a conversion notice is given to Response, and after December 31, 1996 is $11.00. The maximum number of shares of Response Common Stock which could be acquired by Seafield if it were to elect to convert the Convertible Note depends upon the aggregate amount of funds ultimately advanced to Response pursuant to the Loan Agreement and, until January 1, 1997, depends upon the market price of Response Common Stock at the time of conversion. At the date hereof, the outstanding principal amount of the Convertible Note is $15,520,693 and the market price of Response Common Stock is approximately $14 per share. If the outstanding principal amount of the Convertible Note were converted on this date (which has not occurred) approximately 1,108,620 shares of Response Common Stock would be acquired by Seafield as a result thereof. If all funds available under the
                                       5

Loan Agreement had been advanced to Response and the entire principal amount of the Convertible Note were converted prior to January 1, 1997 at a time when the market price of Response Common Stock is the same as the market price on the date hereof, then approximately 1,678,571 shares of Response Common Stock would be acquired by Seafield as a result of conversion; this is the number included on the cover page as the number of shares which Seafield has rights to acquire. If all funds available under the Loan Agreement are advanced to Response and conversion of the entire principal amount of the Convertible Note occurs after December 31, 1996, Seafield would acquire 2,136,363 shares of Response Common Stock as a result of conversion.

         No forecast or estimate of future market prices of Response Common Stock is intended or made by this Amendment No. 9, and no assurances can be or are being given as to the number of shares of Response Common Stock which would be issued to Seafield if it were to exercise the conversion option in the Convertible Note. Furthermore, nothing contained in this Amendment No. 9 is intended to suggest whether or not Seafield might exercise such conversion option; its exercise is entirely within Seafield's discretion and Seafield has not made any decision respecting any such exercise. Seafield negotiated for the inclusion of the conversion provisions in the Convertible Note in order to increase the flexibility it has respecting the nature of its investment in Response.

         Pursuant to the Loan Agreement, if at January 1, 1997 either the indebtedness evidenced by the Convertible Note remains outstanding or Seafield's current ownership of Response Common Stock has not been reduced by at least 909,000 shares, then, at Seafield's request, Response has agreed to take certain actions to seek a vote of its shareholders respecting a Recapitalization Plan (as defined in the Convertible Note) for Response, if one is proposed by Seafield, and two members of Response's Board of Directors have agreed to vote approximately 735,000 shares of Response Common Stock in favor of such a Recapitalization Plan, if proposed. The specific terms of a Recapitalization Plan, other than those set forth in the Loan Agreement, have not been developed by Seafield. Furthermore, Seafield has not decided whether it will propose a Recapitalization Plan, even if the conditions requiring Response to take certain actions in connection therewith exist, nor has Seafield decided whether or not it will request that Response take actions specified in the Loan Agreement relating to a vote of Response's shareholders on a Recapitalization Plan.

         If, following a valid request by Seafield for consideration of a Recapitalization Plan, Response should fail to take required actions respecting a shareholder vote on such a Recapitalization Plan or Response's Board of Directors does not recommend the Recapitalization Plan as proposed, then Response has agreed to issue a warrant (the "Warrant") to Seafield granting
Seafield the right for three years to acquire 1,000,000 shares of Response Common Stock at a price per share equal to the lesser of $11 and the average of the closing prices of Response Common Stock for the five trading days immediately preceding the date on which the Warrant is to be issued.

         Pursuant to the Loan Agreement, Seafield has certain registration rights respecting the Convertible Note, the Warrant and any shares of Response Common Stock issued upon a conversion of any part of the Convertible Note or an exercise of any part of the Warrant.

         The Convertible Note has been, and it is Seafield's present intent that the Warrant and any shares of Response Common Stock acquired by Seafield pursuant to a conversion of any part of the Convertible Note or exercise of any part of the Warrant would be, acquired as an investment.

         It was recited in Amendment No. 8, that Response had filed a Registration Statement with the Securities and Exchange Commission in July, 1996 which relates in part to shares of Response Common Stock owned by Seafield, and that, in connection with any offering pursuant to said Registration Statement, Seafield anticipated granting the underwriters an option to acquire additional Response shares from Seafield. However, no assurances can be or are given that the Registration Statement will become effective or that any shares of Response Common Stock will be sold by Seafield or others pursuant thereto.

         Recently, Response has announced that it is continuing to evaluate a number of financing options, both private and public. Consistent with Seafield's previously reported anticipation that any merger of Seafield with its 82% owned subsidiary, LabOne, Inc., would be preceded by a distribution to Seafield shareholders, or other disposition by Seafield, of its Response shares, Seafield intends to discuss with any party demonstrating an interest in providing financing to Response the possible acquisition by such party of some or all of Seafield's Response shares. However, no assurances can be or are given that any such acquisition will occur.

           Seafield has stated in the Original Report and the Prior Amendments that, except for rights granted to Seafield in the Securities Purchase Agreement filed as Exhibit (a) to Amendment No. 6, which rights are no longer material, it had no plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of Response, or the disposition of securities of Response; (ii) an extraordinary corporate transaction involving Response or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Response or any of its subsidiaries; (iv) any change in the present board of directors or management of Response; (v) any material change in the present capitalization or dividend policy of Response; (vi) any other material change in Response's business or corporate structure; (vii) any change in Response's charter or bylaws which may impede the acquisition of control of Response by any person; (viii) causing a class of Response's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of Response being eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any act similar to any of those enumerated above. The foregoing statement remains accurate, except as otherwise set forth herein.

         Item 5.     Interest in Securities of the Issuer.

           (a), (b), (c) and (d)

           At present, Seafield beneficially owns 6,735,428 shares of Response Common Stock; of which Seafield currently has sole power to vote and dispose of 6,709,361 shares; however, both of those numbers include 1,678,571 shares which Seafield could have the right to acquire pursuant to the conversion option in the convertible Note if all of the funds available under the Loan Agreement are advanced to Response and the conversion price were equal to the market price for Response Common Stock on the date hereof (i.e., $14.00). With respect to 26,067 shares which have been pledged to Seafield ("Pledged Shares") to secure an indebtedness of a member of Response's management to Seafield, Seafield does not have the right to exercise any voting or other rights (including the right to dividends) unless a default under the note evidencing such indebtedness ("Secured Note") or the pledge agreement respecting such indebtedness ("Pledge Agreement") occurs. All such rights, including the right to dividends on such shares are retained by the owner of such shares, who was the beneficiary of such indebtedness, unless and until a default occurs. Defaults include (i) failure to pay any obligation under the Secured Note or Pledge Agreement when the same is due, (ii) the death of the beneficiary of such indebtedness, the failure of the beneficiary to pay his debts or the institution of bankruptcy proceedings by or against the beneficiary, or (iii) the breach of any representation, warranty or agreement made by the beneficiary in the Secured Note or the Pledge Agreement. If such a default occurs, Seafield has rights under the Pledge Agreement which include the right to (a) receive all cash dividends payable with respect to the Pledged Shares, (b) exercise any and all voting and other rights with respect to the Pledged Shares, and (c) cause the Pledged Shares to be transferred of record into Seafield's name or the name of Seafield's nominee.

           The number of shares beneficially owned by Seafield constitutes approximately 63.7% of Response's outstanding Common Stock, calculated in accordance with Exchange Act Rule 13d-3(d)(1). The percentage would be 56.9% if the number of shares which Seafield has the right to acquire pursuant to the conversion option in the Convertible Note is excluded. These percentages do not reflect shares subject to issue upon exercise of warrants, stock options or upon conversion of shares of Series A Convertible Preferred Stock of Response presently outstanding and owned by persons other than Seafield.

           Certain of the persons named in Schedule 1 are known by Seafield to beneficially own shares of Response stock. To Seafield's knowledge, these shares were acquired by such persons solely for investment purposes and, except as noted below with respect to Mr. Herman, such persons have sole power to vote and dispose of such shares. Seafield disclaims any beneficial ownership in any of such shares. The persons known to Seafield to beneficially own such shares and the number of such shares beneficially owned by such persons (with an indication of the shares which there is a right to acquire) are as follows:

                  Name                            Number of Shares

            Joseph T. Clark                           226,640
            W. Thoms Grant, II                          8,400
            Michael E. Herman                             360
            P. Anthony Jacobs                          12,400
            James R. Seward                            12,400

Of the number of shares shown above, the following numbers consist of options which the indicated individuals have the right to exercise either presently or within 60 days: for Joseph T. Clark, 221,840; for W. Thomas Grant II, 8,000; for
P. Anthony Jacobs, 8,000 and for James R. Seward, 8,000. Of the number of shares shown above as beneficially owned by Mr. Herman, all are owned by his wife, and he disclaims beneficial ownership.

           (e)     Not Applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

           In the event a Recapitalization Plan is proposed by Seafield and submitted for approval by Response shareholders (see Item 4 for a discussion of the circumstances under which a Recapitalization Plan might be so proposed and submitted), two of the members of Response's Board of Directors have agreed, pursuant to Voting Agreements dated October 4, 1996, to vote an aggregate of approximately 735,000 shares of Response Common Stock in favor of such a Recapitalization Plan.

Item 7.     Exhibits.

         99.1 Loan Agreement between Seafield and Response, dated as of October 4, 1996.

         99.2     Adjustable Rate Convertible Note of Response, dated October 4,
                  1996.

         99.3     Subordination   Agreement,   among   Response,   Seafield  and
                  NationsBank of Tennessee, N.A., as Agent, dated as of October 4, 1996.

         99.4 Form of Voting Agreement, dated October 4, 1996; one between Seafield and William H. West, M.D. relates to approximately 635,000 shares of Response Common Stock and one between Seafield and Frank M. Bumstead relates to approximately 100,000 shares of Response Common Stock.

         99.5 Form of Warrant, relating to rights which Seafield could acquire to purchase shares of Response Common Stock if the circumstances referred to in Item 4 occur so as to cause Response to issue the Warrant.

         SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         SEAFIELD CAPITAL CORPORATION


         By:  /s/ P. Anthony Jacobs
             ----------------------------
             P. Anthony Jacobs, President


         Date:    October 16, 1996

SCHEDULE 1


          Directors of Seafield Capital Corporation

          Name, Occupation and Business Address

Lan C. Bentsen, Managing Partner
Remington Partners (investments)
3040 Post Oak Boulevard, Suite 200
Houston, Texas  77056

John C. Gamble, Managing Partner
Allen, Matkins Leck, Gamble and Mallory (law)
18400 Von Karmen, 4th Floor
Irvine, California  92715

William D. Grant, Consultant
Seafield Capital Corporation
2600 Grand Boulevard, Suite 500
Post Office Box 410949
Kansas City, Missouri  64141

W. Thomas Grant, II, Chairman of the Board and Chief Executive Officer/Seafield Capital Corporation; Chairman of the Board, President and Chief Executive Officer/LabOne, Inc.
2600 Grand Boulevard, Suite 500
Post Office Box 410949
Kansas City, Missouri  64141

Michael E. Herman
Private Investor
9300 Ward Parkway
Post Office Box 8480
Kansas City, Missouri  64114

P. Anthony Jacobs, President and Chief Operating Officer
Seafield Capital Corporation, 2600 Grand Boulevard, Suite 500
Post Office Box 410949
Kansas City, Missouri  64141

David W. Kemper, Chairman, President and Chief Executive Officer
Commerce Bancshares, Inc. (banking)
1000 Walnut Street, 18th Floor
Kansas City, Missouri  64106

John H. Robinson, Jr., Managing Partner
Black & Veatch (design and construction)
Corporate Woods, Building 27
10975 Grandview
Overland Park, Kansas  66210

James R. Seward, Executive Vice President and Chief Financial Officer Seafield Capital Corporation
2600 Grand Boulevard, Suite 500
Post Office Box 410949
Kansas City, Missouri  64141

Dennis R. Stephen, Chief Operating Officer
Tennessee Farmers Insurance Companies (insurance)
Post Office Box 307
Columbia, Tennessee  38401

          Executive Officers of Seafield Capital Corporation

           Name,  Position and Business Address

W. T. Grant, II
Chairman of the Board and Chief Executive Officer/Seafield Capital Corporation Chairman of the Board, President and Chief Executive Officer/LabOne, Inc.
2600 Grand Boulevard, Suite 500
Post Office Box 410949
Kansas City, Missouri  64141

P. Anthony Jacobs, President and Chief Operating Officer
Seafield Capital Corporation
2600 Grand Boulevard, Suite 500
Post Office Box 410949
Kansas City, Missouri  64141

James R. Seward, Executive Vice President and Chief Financial Officer Seafield Capital Corporation
2600 Grand Boulevard, Suite 500
Post Office Box 410949
Kansas City, Missouri  64141

Steve K. Fitzwater, Vice President, Chief Accounting Officer and Secretary Seafield Capital Corporation
2600 Grand Boulevard, Suite 500
Post Office Box 410949
Kansas City, Missouri  64141

Joseph T. Clark, President and Chief Executive Officer
Response Oncology, Inc.
1775 Moriah Woods Boulevard
Memphis, Tennessee  38117

                                EXHIBIT INDEX


Ex.      99.1     Loan  Agreement  between  Seafield  and  Response, dated as of
                  October 4, 1996.

Ex.      99.2     Adjustable Rate Convertible Note of Response, dated October 4,
                  1996.

Ex.      99.3     Subordination Agreement, among Response, Seafield and
                  NationsBank of Tennessee, N.A., as Agent, dated as of October 4, 1996.

Ex.      99.4     Form  of Voting Agreement, dated  October 4, 1996; one between
                  Seafield  and  William H. West, M.D.  relates to approximately
                  635,000 shares of Response Common Stock and one between Seafield and Frank M. Bumstead relates to approximately
                  100,000 shares of Response Common Stock.

Ex.      99.5     Form  of  Warrant,  relating  to  rights  which Seafield could acquire to purchase shares of Response Common Stock if the circumstances referred to in Item 4 occur so as to cause
                  Response to issue the Warrant.

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